Exhibit 99.2

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TRIP.COM GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: TCOM)

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on March 18, 2021

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Trip.com Group Limited (the “Company”) will be held at Building 16, Sky SOHO, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, on March 18, 2021 at 9:00 a.m. Shanghai/Hong Kong Time for the following purposes:

To consider and, if thought fit, pass the following resolutions:

“THAT BY AN ORDINARY RESOLUTION, each of the 175,000,000 issued and unissued ordinary shares of a nominal or par value of US$0.01 each in the capital of the Company be and is hereby subdivided into eight ordinary shares of a nominal or par value of US$0.00125 each in the capital of the Company (the “Subdivision”), such that, following the Subdivision, the authorised share capital of the Company shall be US$1,750,000 divided into 1,400,000,000 ordinary shares of a nominal or par value of US$0.00125 each”

The Board of Directors of the Company (the “Directors”) has fixed the close of business on February 16, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the EGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the EGM and any adjourned or postponed meeting thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

By Order of the Board of Directors,
Trip.com Group Limited

/s/ James Jianzhang Liang
James Jianzhang Liang Executive Chairman of the Board

Shanghai, PRC

February 11, 2021